Sibanye Gold Limited trading as Sibanye-Stillwater

Reg. 2002/031431/06

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 — 7010

United States of America

November 13, 2017

By EDGAR

Dear Mr. Decker,

Re:                             Sibanye Gold Limited

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 7, 2017

File No. 001-35785

We refer to your comment letter (the “Comment Letter”) dated October 13, 2017 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2016 Form 20-F”) of Sibanye Gold Limited (the “Company”). For your convenience, we have set forth below the text of the Staff’s comments, followed in each case by our response.

Chief Executive’s Review

Operating and Financial Summary, page 21

1.                                      Please provide the disclosures required by Item 10(e) of Regulation S-K for normalized earnings, a non-IFRS measure.

Response

The Company acknowledges the Staff’s comment. The Company will expand in future filings the disclosures required by Item 10(e) of Regulation S-K for non-IFRS measures by including the below reconciliation of earning attributable to owners of Sibanye-Stillwater to normalised earnings, and the most directly comparable IFRS measure (earnings attributable to the owners of Sibanye-Stillwater) will be presented with equal or greater prominence.

www.sibanyestillwater.com

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Savannah Danson*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*

Cain Farrel (Corporate Secretary) (*Non-Executive)

Vat No.  473 020 9410

Figures in million - SA rand	2016	2015	2014
Earnings attributable to the owners of Sibanye-Stillwater	3,701.6	716.9	1,551.5
Adjusted for:
Share-based payment on BEE transaction	240.3	—	—
Loss on financial instruments	1,032.8	229.5	107.7
(Gain)/loss on foreign exchange differences	(219.6)	359.4	63.3
Impairments	1,381.1	—	275.1
Gain on disposal of property, plant and equipment	(95.4)	(58.7)	(9.5)
Gain on acquisition	(2,428.0)	—	—
Restructuring costs	187.7	104.8	160.3
Transaction costs	157.0	25.7	111.6
Other	72.4	44.1	31.7
Net loss on derecognition of financial guarantee asset and liability	—	158.3	—
Reversal of impairment	—	—	(474.1)
Tax effect of the items adjusted above	(419.4)	(273.0)	(29.9)
Change in estimated deferred tax rate	59.8	28.8	—
Share of results of equity-accounted investees, after tax	(13.3)	(116.0)	470.7
Normalised earnings(1)	3,657.0	1,219.8	2,258.4

(1)  Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Management, therefore, considers normalised earnings in determining what value will be distributed to shareholders. Management believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on foreign exchange differences and financial instruments, impairments, gain on disposal of property, plant and equipment, gain on acquisition, restructuring costs, transactions costs, net loss on derecognition of financial guarantee asset and liability, reversal of impairment, other business development costs, and share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. Normalised earnings is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

Integrated Annual Report

Operations, page 34

2.                                      Please disclose the following information for each material property:

•                                          The nature of your ownership or interest in the property.

•                                          A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•                                          Describe the process by which mineral rights are acquired at the location and the basis and duration of your mineral rights, surface rights, or concessions.

•                                          Please include certain identifying information, such as the property names, mining concession name or number, and expiration dates.

•                                          The conditions that must be met to retain your mineral rights, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•                                          The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response

The Company acknowledges the Staff’s comment. As noted on p. 14 of Sibanye’s 2016 Form 20-F, at its financial year end, Sibanye owned four underground and surface gold mining operations in South Africa — the Cooke, Driefontein and Kloof operations in the West Witwatersrand (“West Wits”) region of Gauteng and the Beatrix operation in the southern Free State. Sibanye also owned and managed significant extraction and processing facilities at its operations where gold-bearing ore is treated and beneficiated to produce gold doré. During 2016, Sibanye acquired Aquarius Platinum Limited (effective 12 April 2016). The Aquarius assets include a 50% stake in each of the Kroondal and Mimosa mines, and associated infrastructure and concentrating facilities, as well as Platinum Mile (91.7%). Sibanye also acquired from Anglo American Platinum Limited (“Anglo American Platinum”) (effective 1 November) the Bathopele, Siphumelele, and Thembelani (including Khuseleka) shafts, two concentrating plants, an on-site chrome recovery plant, the western limb tailings retreatment plant and all associated surface infrastructure (the “Rustenburg Operations”). None of the platinum operations acquired from Aquarius are material properties in the context of Industry Guide 7.

Towards year end, Sibanye announced the proposed acquisition of Stillwater Mining Company (Stillwater), which has palladium and platinum producing operations in Montana in the United States, which was completed after the end of the financial year.

Sibanye’s South African mining operations are subject to royalties, and mining and income taxes payable to the South African government described in “Environmental and Regulatory Matters — Mineral Rights” beginning on p. 200 of the 2016 Form 20-F and notes 8.1 and 8.2 to the consolidated financial statements on p. 140 of the 2016 Form 20-F. The 50% owned Mimosa operation, while immaterial to the Group, is subject to similar royalties and taxes in Zimbabwe. In addition, the Rustenburg Operations are subject to a deferred payment to Anglo American Platinum. calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from the later of closing or 1 January 2017, subject to a minimum payment of R3.0 billion (the “Deferred Payment”). In addition to the Deferred Payment, which allows for a favourable extended payment period; should the Rustenburg Operations generate negative distributable free cash flows in either 2016, 2017 or 2018, Rustenburg Platinum Mines Limited will be required to pay up to R267 million per annum to ensure that the free cash flow for the relevant year is equal to zero. A description of this Deferred Payment is set out on p. 83 of the 2016 Form 20-F.

As previously disclosed, Beatrix operates under new order mining rights covering a total area of approximately 16,821ha. The Cooke operations have three individual new order mining rights: Cooke 1, 2 and 3 cover approximately 7,875ha, Cooke 4 covers approximately 3,718ha and the surface operations cover approximately 3,230ha. Driefontein operates under new order mining rights covering a total of approximately 8,561ha. Kloof’s new order mining rights cover a total of approximately 20,100ha.

As noted, the Group’s platinum operations acquired from Aquarius are immaterial to the group. However, Kroondal has a new order mining right totalling approximately 1,722ha and Mimosa has mining rights covering an area of 6,591ha. The Rustenburg Operations have a new order mining right covering approximately 130 square kilometres. The requirements of the mineral rights regime in South Africa is described under “Environmental and Regulatory Matters — Mineral Rights” beginning on p. 200 of the 2016 Form 20-F, which include the material conditions that must be met to maintain the Group’s mineral rights.

Sibanye respectfully submits that it will set out such information under a heading for each operation in future filings for convenience of the reader.

3.                                      Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•                                          The location and means of access to your property, including the modes of transportation utilized to and from the property.

•                                          Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•                                          A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•                                          A description of any work completed on the property and its present condition.

•                                          The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                                          A description of equipment, infrastructure, and other facilities.

•                                          The source of power and water that can be utilized at the property.

•                                          If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response

The Company acknowledges the Staff’s comment.

The company respectfully submits that the map on p. 15 of the 2016 Form 20-F provides an overview of the locations of its operations and the means of access to its property. As previously disclosed, Beatrix is located in the Free State province of South Africa, approximately 240km south-west of Johannesburg, near Welkom and Virginia. Cooke is located near Randfontein, approximately 30km south-west of Johannesburg in the province of Gauteng, South Africa. Driefontain is located on the Far West Rand, in the mining district of Oberholzer, approximately 70km south-west of Johannesburg in the province of Gauteng, South Africa. Kloof is located in the Far West Rand mining district of Westonaria, approximately 60km south-west of Johannesburg in Gauteng province, South Africa.

The Rustenburg Operations are located in the North West province of South Africa north-east of the towns of Rustenburg and Kroondal. The Rustenburg Operations are located 123km west of Pretoria and 126km north-west of Johannesburg. While not material to the Group, Kroondal is situated in the Magisterial District of Rustenburg near the town of Rustenburg, approximately 120km north-west of Johannesburg, and about 120km west of Pretoria (Tswane) in the North West province of South Africa. Mimosa, which is also not material to the Group, is a PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe some 32km west of Zvishavane, a major mining centre situated 340km south-west of Harare, the capital city of Zimbabwe in the Midlands province. The Wedza sub-chamber is the southernmost of four sub-chambers on the Great Dyke, hosting the economic Main Sulphide Zone (MSZ) from which PGMs and base metals are mined. Each of the Group’s operations are accessible by the roads shown on this map.

As noted on p. 14 of the 2016 Form 20-F, at the financial year end, Sibanye owned the four underground and surface gold mining operations in South Africa, and owned and managed significant extraction and processing facilities at its operations where gold-bearing ore is treated and beneficiated to produce gold doré. As has been previously disclosed, Beatrix has three operating shaft systems with two ventilation shafts to provide additional upcast and downcast ventilation capacity, and is serviced by two metallurgical plants. The Cooke Operations consist of four producing shaft systems as well as three metallurgical plants. Driefontein has six operating shaft systems at depths of between 700m and 3,420m below surface and three metallurgical plants exploiting the Carbon Leader Reef, the Ventersdorp Contact Reef and the Middelvlei Reef. Kloof’s operations comprise five producing shaft systems and two metallurgical gold plants.

The Rustenburg Operations consist of three operating vertical shafts, which utilise a conventional mining method (Siphumelele 1, Khuseleka 1, and Thembelani 1) and Bathopele Mine, which is a mechanised operation. Four process plants are located at Rustenburg Operations. The Waterval UG2 concentrator processes only UG2 ore. The Waterval Retrofit concentrator treats a blend of Merensky and UG2 ores. In 2016, this plant also started treating tailings from the Waterval East and West tailings storage facility (“TSF”). The Western Limb Tailings Retreatment (“WLTR”) Plant, treating tailings from the Klipfontein TSF. The Chrome Retreatment Plant (“CRP”) treats UG2 tailings to recover a saleable chromite concentrate. While immaterial to the Group as a whole, Kroondal consists of five operating shafts and one shaft under care and maintenance. There are two concentrator processing plants (K1 and K2) processing the run-of-mine at Kroondal Operations and there is processing availability at a third plant which is currently under care and maintenance (Marikana Plant). While also immaterial to the Group as a whole, Mimosa is an ongoing underground operation on the South Hill ore deposit consisting of two shafts namely the Wedza Shaft and the Mtshingwe Shaft. No significant work has been completed on these operations in 2016 except as disclosed under “Creating value from operations, projects and technology — Projects” beginning on p. 37 of the 2016 Form 20-F.

As noted in “Risk Factors — Power Cost Increases in South Africa may adversely affect Sibanye’s Results of Operations” beginning on p. 178 of the 2016 Form 20-F, Sibanye’s South African operations receives their electrical power from Eskom, the national electricity supplier. While immaterial to the Group as a whole, Mimosa receives its electricity from Zesa Holdings in Zimbabwe. Sibanye’s South African operations are subject to water use licenses that allow them to draw water from the municipal supply as noted under “Performance Overview — Minimising Environmental Impact” beginning on p. 65 of the 2016 Form 20-F. While immaterial to the Group as a whole, Mimosa is subject to similar water licensing requirements and draws its water from municipal authorities.

As noted above, each of Sibanye’s operations in South Africa must maintain compliance with the mineral rights requirements in South Africa, including compliance with black economic empowerment (BEE) ownership requirements and the implementation of social and labor plans, as described under “Environmental and Regulatory Matters — Mineral Rights” beginning on p. 200 of the 2016 Form 20-F in order to maintain its mineral rights on its properties. While the operation is immaterial to the Group as a whole, Mimosa is subject to similar regulations in Zimbabwe. Sibanye’s operations are not subject to other material requirements in order to maintain its mineral rights at its operations.

Sibanye respectfully submits that a substantive description of the rock formations and mineralisation of existing or potential economic significance is set out in the discussion of geology contained in “Further Information — Reserves of Sibanye as of 31 December 2016” starting on p. 191 of the 2016 Form 20-F. Sibanye’s gold mining operations consist of deep level underground gold mines located along the northern and south-western margins of the Witwatersrand Basin in South Africa. These properties include the Driefontein, Kloof and Cooke operations along the northern margin and the Beatrix operation along the south-western margin. This section provides a description of the gold mineralisation which occurs at these operations.

A discussion of the geology and mineralisation of Kroondal, while immaterial to the Group as a whole, and the Rustenburg Operations is included in this section as well. As noted, it is the Rustenburg Layered Suite (RLS) that is host to the PGMs at Kroondal and the Rustenburg Operations. The critical zone of the RLS is host to the Merensky and UG2 reefs, the economic mineralisation exploited at Rustenburg platinum operations. At Kroondal only the UG2 reef is exploited, the Merensky reef was mined out at the time of acquisition by Sibanye. While immaterial to the Group as a whole as well, a discussion of the Mimosa PGM mineralisation on the Great Dyke in Zimbabwe is included in this section as well.

Sibanye respectfully submits that it will set out such information under a heading for each operation in future filings for the convenience of the reader.

Five-Year Financial Performance, page 77

4.                                      Please retitle the non-IFRS measure you call EBITDA to more accurately describe what it represents, since it includes many reconciling items that are not found in arriving at EBITDA, as commonly defined. Please also disclose whether this non-IFRS measure is a performance measure and/or a liquidity measure and reconcile from the comparable IFRS measure for each period presented. Refer to Item 10(e)(1) of Regulation S-K and Questions 103.01 and 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response

The Company acknowledges the Staff’s comment. The Company will revise future filings by retitling the non-IFRS measure “EBITDA” to more accurately describe what it represents. In the Five-Year Financial Performance and notes to the Consolidated Financial Statements (primarily note 23), the “EBITDA” title will be revised to “Adjusted EBITDA”.

The Company will expand in future filings the disclosures required by Item 10(e) of Regulation S-K for non-IFRS measures as follows:

Figures in million - SA rand	2016	2015	2014
Profit before royalties and tax	5,060.8	1,316.0	2,765.5
Add back:
Interest income	(331.4)	(257.0)	(183.2)
Finance expense	903.1	561.8	400.0
Amortisation and depreciation	4,041.9	3,636.6	3,254.7
Adjusted for:
Share-based payments	496.2	274.4	417.9
Loss on financial instruments	1,032.8	229.5	107.7
Gain/(loss) on foreign exchange differences	(219.6)	359.4	63.3
Share of results of equity-accounted investees after tax	(13.3)	(116.0)	470.7
Impairments	1,381.1	—	275.1
Gain on disposal of property, plant and equipment	(95.4)	(58.7)	(9.5)
Gain on acquisition	(2,428.0)	—	—
Restructuring costs	187.7	104.8	160.3
Transaction costs	157.0	25.7	111.6
Net loss on derecognition of financial guarantee asset and liability	—	158.3	—
Reversal of impairment	—	—	(474.1)
Adjusted EBITDA(1)	10,172.9	6,234.8	7,360.0

(1)  The Adjusted EBITDA calculation included is based on the formula included in the Facility Agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

Consolidated Financial Statements

Consolidated Income Statement, page 119

Note 2. Segment Reporting, page 129

Note 4. Cost of Sales, page 132

5.                                      Your presentation of net operating profit excludes items such as share-based payments, impairments, reversal of impairment, restructuring costs and royalties. Your presentation of operating profit excludes amortization and depreciation in addition to the items excluded from net operating profit. Please tell us how you determined the amounts disclosed for net operating profit, operating profit and operating costs are representative of all activities that would normally be regarded as operating. Refer to paragraph BC56 of IAS 1.

6.                                      You present two similarly-titled measures in your financial statements: operating profit and net operating profit. Please revise the titles used for these measures to distinguish between the two measures and better reflect what they represent.

Response

The Company acknowledges the Staff’s comments and respectfully submits that the Company will revise future filings by removing the titles used in the Consolidated Income Statements and related notes in order to follow the “nature of expense” method outlined in paragraph 102 of International Accounting Standard (“IAS”) 1 Presentation of Financial Statements. In the Consolidated Income Statements, the “net operating profit” title will be removed. In the notes to the Consolidated Financial Statements (primarily notes 2 and 4), the “operating costs” title will be revised to “costs of sales before and amortisation and depreciation”. The Company believes that by removing the aforementioned titles, the guidance under BC56 of IAS 1 is not applicable.

All disclosures made elsewhere in the 2016 Form 20-F will be updated to make reference to the revised title.

The Company believes that the proposed changes to the future filings address the matters raised in Staff comment 5 and 6. The Company, therefore, respectfully did not provide a separate response to Staff comment 6.

The revised disclosure is as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2016

Figures in million - SA rand	Notes	2016	2015	2014
Revenue	3	31,240.7	22,717.4	21,780.5
Cost of sales	4	(24,751.0)	(20,017.0)	(17,566.1)
Interest income	14, 16	331.4	257.0	183.2
Finance expense	5	(903.1)	(561.8)	(400.0)
Share-based payments	6	(496.2)	(274.4)	(417.9)
Loss on financial instruments	6	(1,032.8)	(229.5)	(107.7)
Gain/(loss) on foreign exchange differences		219.6	(359.4)	(63.3)
Share of results of equity-accounted investees after tax	14	13.3	116.0	(470.7)
Other income		131.9	125.7	155.9
Other costs		(490.6)	(227.9)	(265.0)
Impairments	7	(1,381.1)	—	(275.1)
Gain on disposal of property, plant and equipment	11	95.4	58.7	9.5
Gain on acquisition	12	2,428.0	—	—
Restructuring costs		(187.7)	(104.8)	(160.3)
Transaction costs		(157.0)	(25.7)	(111.6)
Net loss on derecognition of financial guarantee asset and liability		—	(158.3)	—
Reversal of impairment	11	—	—	474.1
Profit before royalties and tax		5,060.8	1,316.0	2,765.5
Royalties	8.1	(546.6)	(400.6)	(430.5)
Profit before tax		4,514.2	915.4	2,335.0
Mining and income tax	8.2	(1,243.2)	(377.2)	(828.1)
Profit for the year		3,271.0	538.2	1,506.9
Attributable to:
Owners of Sibanye		3,701.6	716.9	1,551.5
Non-controlling interests		(430.6)	(178.7)	(44.6)
Earnings per share attributable to owners of Sibanye
Basic earnings per share — cents	9.1	402	79	186
Diluted earnings per share — cents	9.2	401	78	182

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2016

2.                                      SEGMENT REPORTING

Figures in million - SA rand	Group	Total Gold	Driefontein	Kloof	Beatrix	Cooke	Corporate and reconciling items(1)	Total Platinum	Kroondal(2)	Platinum Mile(2)	Mimosa(2)	Rustenburg Operations(3)	Corporate and reconciling items(1)
31 December 2016
Revenue	31,240.7	27,501.3	9,401.1	8,890.9	5,883.9	3,362.2	(36.8)	3,739.4	1,973.3	131.1	1,223.2	1,656.0	(1,244.2)
Underground	28,026.5	24,608.4	8,105.3	8,012.6	5,626.9	2,900.4	(36.8)	3,418.1	1,973.3	—	1,223.2	1,465.8	(1,244.2)
Surface	3,214.2	2,892.9	1,295.8	878.3	257.0	461.8	—	321.3	—	131.1	—	190.2	—
Cost of sales before amortisation and depreciation	(20,709.1)	(17,346.0)	(5,566.6)	(5,041.0)	(3,753.4)	(2,985.0)	—	(3,363.1)	(1,689.8)	(90.8)	(969.0)	(1,582.5)	969.0
Underground	(18,800.6)	(15,655.1)	(4,852.1)	(4,609.4)	(3,567.4)	(2,626.2)	—	(3,145.5)	(1,689.8)	—	(969.0)	(1,455.7)	969.0
Surface	(1,908.5)	(1,690.9)	(714.5)	(431.6)	(186.0)	(358.8)	—	(217.6)	—	(90.8)	—	(126.8)	—
Amortisation and depreciation	(4,041.9)	(3,814.7)	(1,012.9)	(1,190.7)	(818.0)	(770.8)	(22.3)	(227.2)	(136.2)	(1.2)	(223.7)	(58.6)	192.5
Interest income	331.4	289.6	70.8	62.3	34.1	32.5	89.9	41.8	12.0	(9.0)	0.5	8.2	30.1
Finance expense	(903.1)	(806.2)	(143.1)	(156.0)	(77.6)	(75.8)	(353.7)	(96.9)	(1.4)	—	(11.2)	(26.2)	(58.1)
Share-based payments	(255.9)	(255.9)	(16.5)	(13.7)	(9.1)	—	(216.6)	—	—	—	—	—	—
Net other costs(4)	(1,158.6)	(1,029.3)	(226.1)	(187.9)	(170.5)	(115.0)	(329.8)	(129.3)	(65.8)	(0.6)	187.7	(92.2)	(158.4)
Non-recurring items(5)	557.3	(1,548.5)	(20.8)	15.7	(12.6)	(1,423.9)	(106.9)	2,105.8	(1.3)	—	—	2,354.6	(247.5)
Royalties	(546.6)	(528.0)	(204.8)	(194.3)	(113.2)	(15.7)	—	(18.6)	—	—	(82.9)	(8.3)	72.6
Current taxation	(1,111.8)	(1,111.3)	(472.3)	(422.0)	(223.0)	(1.1)	7.1	(0.5)	—	—	(22.8)	—	22.3
Deferred taxation	(131.4)	(164.5)	(64.3)	(148.5)	19.4	35.3	(6.4)	33.1	—	(11.6)	13.1	27.0	4.6
Profit for the year	3,271.0	1,186.5	1,744.5	1,614.8	760.0	(1,957.3)	(975.5)	2,084.5	90.8	17.9	114.9	2,278.0	(417.1)
Attributable to:													—
Owners of the parent	3,701.6	1,619.4	1,744.5	1,614.8	760.0	(1,523.1)	(976.8)	2,082.2	90.8	15.6	114.9	2,278.0	(417.1)
Non-controlling interest holders	(430.6)	(432.9)	—	—	—	(434.2)	1.3	2.3	—	2.3	—	—	—
Sustaining capital expenditure	1,010.5	683.5	218.5	261.2	84.8	48.9	70.1	327.0	175.8	1.3	159.8	148.7	(158.6)
Ore reserve development	2,394.4	2,394.4	779.0	912.9	542.9	159.6	—	—	—	—	—	—	—
Growth projects	746.3	746.3	54.1	130.1	0.7	40.7	520.7	—	—	—	—	—	—
Total capital expenditure	4,151.2	3,824.2	1,051.6	1,304.2	628.4	249.2	590.8	327.0	175.8	1.3	159.8	148.7	(158.6)

(1)          Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals.

(2)          The performance of Kroondal, Platinum Mile and Mimosa is for the nine months ended 31 December 2016 since acquisition (refer to note 12.1). The Mimosa segment information reflects the financial information provided to the chief operating decision maker. In the consolidated financial statements this operating segment is accounted for using the equity method which differs from the measures used by the chief operating decision maker.

(3)          Rustenburg Operations’ performance is for two months ended 31 December 2016 since acquisition (refer to note 12.2).

(4)          Net other costs consists of loss on financial instruments, loss on foreign exchange differences, other income and other costs as detailed in profit or loss. Corporate and reconciling items net other costs includes the share of results equity-accounted investees after tax as detailed in profit or loss.

(5)          Non-recurring items consists of share-based payment on BEE transaction, impairment, gain on disposal of property, plant and equipment, gain on acquisition, transaction costs and restructuring costs as detailed in profit or loss.

4.             COST OF SALES

Figures in million - SA rand	Notes	2016	2015	2014
Salaries and wages		(9,276.1)	(7,345.0)	(6,664.9)
Consumable stores	18	(5,243.2)	(3,995.7)	(3,480.4)
Utilities		(3,709.0)	(3,128.2)	(2,753.3)
Mine contracts		(2,105.3)	(1,457.9)	(1,136.4)
Other		(2,769.9)	(2,758.5)	(2,402.9)
Ore reserve development costs capitalised	11	2,394.4	2,304.9	2,126.5
Cost of sales before amortisation and depreciation		(20,709.1)	(16,380.4)	(14,311.4)
Amortisation and depreciation	11	(4,041.9)	(3,636.6)	(3,254.7)
Total cost of sales		(24,751.0)	(20,017.0)	(17,566.1)

Reserves of Sibanye as of 31 December 2016, page 191

7.                                      Proven and probable reserves are disclosed for your Rustenburg property. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

•                                          Property and geologic maps

•                                          Description of your sampling and assaying procedures

•                                          Drill-hole maps showing drill intercepts

•                                          Representative geologic cross-sections and drill logs

•                                          Description and examples of your cut-off calculation procedures

•                                          Cutoff grades used for each category of your reserves and resources

•                                          Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                                          A detailed description of your procedures for estimating reserves

•                                          Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•                                          A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Response

The Company wishes to advise the Staff that it has supplied the requested information in respect of the Rustenburg property under separate cover (the “Supplemental Information”).

Supplemental Information

Pursuant to a request from the Staff, the Company hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If Mr. Decker or other members of the Staff have any questions regarding any of the above, including the Supplemental Information, they should feel free to contact the undersigned at undersigned at 011 27 10 493 6908 or via e-mail at charl.keyter@sibanyestillwater.com. In the alternative, feel free to contact Thomas B. Shropshire Jr. (tel: 011 44 20 7456 3223; email: tom.shropshire@linklaters.com) or John Stone (tel: 011 44 20 7456 2677; email: john.stone@linklaters.com) of Linklaters LLP.

The Company hereby respectfully requests the return of the Supplemental Information provided to the Staff pursuant to Rule 12b-4 of Regulation 12B.

Sincerely

/s/ Charl Keyter
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited

cc:          Hartley Dikgale, Sibanye Gold Limited

Thomas B. Shropshire, Jr., Linklaters LLP